Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ALKERMES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	23-2472830 (I.R.S. Employer Identification Number)

ALKERMES, INC.
88 SIDNEY STREET
CAMBRIDGE, MASSACHUSETTS 02139-4234
TELEPHONE: (617) 494-0171
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

ALKERMES, INC. 1999 STOCK OPTION PLAN
ALKERMES, INC. STOCK OPTION PLAN
FOR NON-EMPLOYEE DIRECTORS
(Full title of the plan)

Richard F. Pops
Chief Executive Officer
ALKERMES, INC.
88 Sidney Street
Cambridge, Massachusetts 02139-4234
Telephone: (617) 494-0171
(Name, address, including zip code, and telephone number, including area code,
of agent for service)

Copies to:
Jennifer L. Miller, Esquire
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
Telephone: (215) 864-8619

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

| Common Stock, Par value $.01 per share | 3,500,000[3] | $13.08 | $45,780,000 | $3,704 |

(1)   Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement shall also be deemed to cover an indeterminate number of additional shares of Common Stock issuable in the event the number of outstanding shares of the Company is increased by split-up, reclassification, stock dividend and the like.

(2)   Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(h), the price shown is based upon the average of the high and low price of the Company's Common Stock on September 29, 2003, $13.08, as reported on the Nasdaq National Market for securities of the same class as those to be offered.

(3)   This registration statement relates to 500,000 shares of Common Stock, $.01 par value per share, reserved for issuance under the Stock Option Plan for Non-Employee Directors (the "Director Plan"), which shares are in addition to 500,000 shares of Common Stock, $.01 par value per share, previously registered pursuant to Registration Statements on Form S-8 and filed with the Securities and Exchange Commission (Registration Nos. 333-13283 and 333-48768) and 3,000,000 shares of Common Stock, $.01 par value per share, reserved for issuance under the 1999 Stock Option Plan (the "1999 Plan"), which shares are in addition to 11,400,000 shares of Common Stock, $.01 par value per share, previously registered pursuant to Registration Statements on Form S-8 (Registration Nos. 333-89573, 333-48722, 333-72988 and 333-107206) and filed with the Securities and Exchange Commission. The current filing is being made to register the 500,000 shares which are issuable under the Director Plan and the 3,000,000 shares which are issuable under the 1999 Plan.

TABLE OF CONTENTS

Part I and Items 4, 6, 7 and 9 of Part II of Alkermes, Inc.'s Registration Statements on Form S-8 (File Nos. 333-89573 and 333-13283) are incorporated by reference herein pursuant to Instruction E of Form S-8.

PART II - INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The following documents filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") by Alkermes, Inc. (the "Company") (File No. 1-14131) or pursuant to the Securities Act of 1933, as amended (the "Securities Act") are incorporated herein by reference:

    (a)   Annual Report on Form 10-K for the fiscal year ended March 31, 2003;

    (b)   Quarterly Report on Form 10-Q for the period ended June 30, 2003;

    (c)   Item 1 of Registration Statement of the Company on Form 8-A dated June 28, 1991, as amended by a Registration Statement of the Company on Form 8-A/A dated January 17, 1997; and

    (d)   Item 1 of Registration Statement of the Company on Form 8-A dated May 2, 2003.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the termination of the offering, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that such statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 5. Interests of Named Experts and Counsel.

Morris Cheston, Jr., Esquire, Secretary of the Company and Jennifer L. Miller, Esquire, Secretary of Alkermes Investments, Inc., a wholly-owned subsidiary of Alkermes, Inc., are both partners in the law firm of Ballard Spahr Andrews & Ingersoll, LLP which has given an opinion passing upon the validity of the securities being registered hereby.

Item 8. Exhibits.

4.1	Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended (File No. 33-40250)).	
4.2	Specimen of Non-Voting Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.4 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).	

4.3	Specimen of 2002 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2002).
4.4	Indenture, dated as of February 18, 2000, between Alkermes, Inc. and State Street Bank and Trust Company, as Trustee (3.75% Subordinated Notes). (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-3, as amended (File No. 333-31354)).
4.5	Indenture, dated August 22, 2003, between Alkermes, Inc. and U.S. Bank National Association as Trustee (2½% Subordinated Notes) (Incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-108483)).
4.6	Rights Agreement, dated February 7, 2003, as amended, between Alkermes, Inc. and EquiServe Trust Co., N.A., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on May 2, 2003).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to the legality of the securities to be offered.
23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of Exhibit 5).
23.2	Independent Auditors' Consent of Deloitte & Touche LLP.
23.3	Consent of Independent Auditors of Ernst & Young LLP.
24	Power of Attorney (included in signature page).
99.1	Alkermes, Inc. 1999 Stock Option Plan, as amended.
99.2	Alkermes, Inc. Stock Option Plan for Non-Employee Directors, as amended.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on October 1, 2003.

<center>ALKERMES, INC.</center>

By   /s/ Richard F. Pops

      Richard F. Pops
      Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below in so signing also makes, constitutes and appoints Richard F. Pops and James M. Frates, and each of them, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Michael A. Wall Michael A. Wall	Director and Chairman of the Board	October 1, 2003
/s/ Richard F. Pops Richard F. Pops	Director and Chief Executive Officer (Principal Executive Officer)	October 1, 2003
/s/ James M. Frates James M. Frates	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	October 1, 2003
/s/ Floyd E. Bloom Floyd E. Bloom	Director	October 1, 2003

Signature	Title	Date
/s/ Robert A. Breyer	Director	October 1, 2003
Robert A. Breyer		
/s/ Gerri Henwood	Director	October 1, 2003
Gerri Henwood		
/s/ Paul J. Mitchell	Director	October 1, 2003
Paul J. Mitchell		
/s/ Alexander Rich	Director	October 1, 2003
Alexander Rich		
/s/ Paul Schimmel	Director	October 1, 2003
Paul Schimmel		

EXHIBIT INDEX

Number	Exhibit
4.1	Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended (File No. 33-40250)).
4.2	Specimen of Non-Voting Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.4 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).
4.3	Specimen of 2002 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2002).
4.4	Indenture, dated as of February 18, 2000, between Alkermes, Inc. and State Street Bank and Trust Company, as Trustee (3.75% Subordinated Notes). (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-3, as amended (File No. 333-31354)).
4.5	Indenture, dated August 22, 2003, between Alkermes, Inc. and U.S. Bank National Association as Trustee (2½% Subordinated Notes) (Incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-108483)).
4.6	Rights Agreement, dated February 7, 2003, as amended, between Alkermes, Inc. and EquiServe Trust Co., N.A., as Rights Agent. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed on May 2, 2003).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP as to the legality of the securities to be offered.
23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included as part of Exhibit 5).
23.2	Independent Auditors' Consent of Deloitte & Touche LLP.
23.3	Consent of Independent Auditors of Ernst & Young LLP.
24	Power of Attorney (included in signature page).
99.1	Alkermes, Inc. 1999 Stock Option Plan, as amended.
99.2	Alkermes, Inc. Stock Option Plan for Non-Employee Directors, as amended.